UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value New Israeli Shekel 0.1 per share)

(Title of Class of Securities)

M15332105

(CUSIP Number)

Dror Elkayam VP Finanace & Secretary Attunity Ltd. Kfar Netter Industrial Park , Kfar Netter , 40593 , Israel +972- 9-899-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2006

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15332105	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shimon Alon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,000
	8	SHARED VOTING POWER 6,392,496 (1)
	9	SOLE DISPOSITIVE POWER 160,000
	10	SHARED DISPOSITIVE POWER 6,392,496 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,552,496 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

CUSIP No. M15332105	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ron Zuckerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000
	8	SHARED VOTING POWER 6,392,496 (2)
	9	SOLE DISPOSITIVE POWER 110,000
	10	SHARED DISPOSITIVE POWER 6,392,496 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,496 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9% (2)
14	TYPE OF REPORTING PERSON* IN

(2) See Item 5.

CUSIP No. M15332105	13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aki Ratner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,000
	8	SHARED VOTING POWER 6,392,496 (3)
	9	SOLE DISPOSITIVE POWER 440,000
	10	SHARED DISPOSITIVE POWER 6,392,496 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,832,496 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% (3)
14	TYPE OF REPORTING PERSON* IN

(3) See Item 5.

        This Amendment No. 3 amends and supplements the Schedule 13D filed by Shimon Alon, Ron Zuckerman and Aki Ratner (the “Reporting Persons”), with the Securities and Exchange Commission on January 9, 2004 (as amended on June 6, 2004 and on January 3, 2006, the “Schedule 13D”) in respect of the Ordinary Shares, par value NIS 0.1 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”).

        Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

        On or about February 21, 2006, the Reporting Persons and the Purchasers have exercised part of their Series A Warrants and purchased, in the aggregate, 428,571 Ordinary Shares for an aggregate consideration of $750,000, reflecting the exercise price of $1.75. Consequently, the total number of Series A Warrants held by the Reporting Persons and the Purchasers was reduced from 2,208,489 to 1,779,918 Series A Warrants.

        On February 27, 2006, the Reporting Persons and the Purchasers have acquired from funds led by WPG Select Technology (“WPG”) warrants to purchase, in the aggregate, 261,842 Ordinary Shares for an aggregate consideration of $52,368.40. The WPG Warrants have an exercise price of $2.75 per share and expire on January 23, 2008. As part of such purchase, the Reporting Persons and the Purchasers have amended the 2004 Stockholders Agreement to clarify that the WPG Warrants held by them shall be deemed securities subject to the 2004 Stockholders Agreement. The foregoing description of the WPG Warrant and the Amendment to the 2004 Stockholders Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of such warrant and amendment, which are filed as part of the Schedule 13D (see Item 7).

        On February 8, 2006, the Issuer announced that it has a plan to return promptly to compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing on the Nasdaq National Market. In connection therewith, on March 9, 2006, the Reporting Persons executed a letter addressed to the Issuer, whereby they committed to take all reasonably necessary actions (such as exercise of warrants and investment in the Issuer’s share capital), to the extent required for the Issuer to comply with the $10,000,000 minimum stockholders’ equity requirement through December 31, 2006. The foregoing description of the letter does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of such letter, which is filed as part of the Schedule 13D (see Item 7).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given hereinbelow is based on 17,738,076 Ordinary Shares outstanding as of February 21, 2006.

(a) and (b)

1.         Each of the Reporting Persons and the Purchasers own the following securities, which are governed by the terms of the 2004 Stockholders Agreement:

—	Mr. Alon owns 454,796 Ordinary Shares, Series A Warrants to purchase 327,505 Ordinary Shares, Series B Warrants to purchase 135,454 Ordinary Shares, a Convertible Promissory Note to purchase 210,286 Ordinary Shares and WPG Warrants to purchase 48,179 Ordinary Shares, which, in the aggregate, would constitute approximately 6.37% of the issued and outstanding Ordinary Shares of the Issuer;

—	Mr. Zuckerman owns 454,796Ordinary Shares, Series A Warrants to purchase 327,505 Ordinary Shares, Series B Warrants to purchase 135,454 Ordinary Shares, a Convertible Promissory Note to purchase 210,286 Ordinary Shares and WPG Warrants to purchase 48,179 Ordinary Shares, which, in the aggregate, would constitute approximately 6.37% of the issued and outstanding Ordinary Shares of the Issuer;

—	Mr. Ratner owns 197,738 Ordinary Shares, Series A Warrants to purchase 142,393 Ordinary Shares, Series B Warrants to purchase 58,893 Ordinary Shares, a Convertible Promissory Note to purchase 91,429 Ordinary Shares and WPG Warrants to purchase 20,947 Ordinary Shares, which, in the aggregate, would constitute approximately 2.83% of the issued and outstanding Ordinary Shares of the Issuer;

—	Sharon Kotlicki-Perry owns 227,398 Ordinary Shares, Series A Warrants to purchase 163,752 Ordinary Shares, Series B Warrants to purchase 67,727 Ordinary Shares, a Convertible Promissory Note to purchase 105,143 Ordinary Shares and WPG Warrants to purchase 24,089 Ordinary Shares, which, in the aggregate, would constitute approximately 3.22% of the issued and outstanding Ordinary Shares of the Issuer;

—	Avishai Kotlicki owns 113,699 Ordinary Shares, Series A Warrants to purchase 81,876 Ordinary Shares, Series B Warrants to purchase 33,863 Ordinary Shares, a Convertible Promissory Note to purchase 52,571 Ordinary Shares and WPG Warrants to purchase 12,045 Ordinary Shares, which, in the aggregate, would constitute approximately 1.63% of the issued and outstanding Ordinary Shares of the Issuer;

—	Genia Kotlicki owns 113,699 Ordinary Shares, Series A Warrants to purchase 81,876 Ordinary Shares, Series B Warrants to purchase 33,863 Ordinary Shares, a Convertible Promissory Note to purchase 52,571 Ordinary Shares and WPG Warrants to purchase 12,045 Ordinary Shares, which, in the aggregate, would constitute approximately 1.63% of the issued and outstanding Ordinary Shares of the Issuer;

—	GF Capital Management & Advisors LLC owns 272,877 Ordinary Shares, Series A Warrants to purchase 196,503 Ordinary Shares, Series B Warrants to purchase 81,272 Ordinary Shares, a Convertible Promissory Note to purchase 126,171 Ordinary Shares and WPG Warrants to purchase 28,907 Ordinary Shares, which, in the aggregate, would constitute approximately 3.84% of the issued and outstanding Ordinary Shares of the Issuer;

—	Peter Luggen owns 181,919 Ordinary Shares, Series A Warrants to purchase 131,002 Ordinary Shares, Series B Warrants to purchase 54,182 Ordinary Shares, a Convertible Promissory Note to purchase 84,114 Ordinary Shares and WPG Warrants to purchase 19,272 Ordinary Shares, which, in the aggregate, would constitute approximately 2.59% of the issued and outstanding Ordinary Shares of the Issuer; and

—	Barossa Finance Ltd. owns 454,796 Ordinary Shares, Series A Warrants to purchase 327,505 Ordinary Shares, Series B Warrants to purchase 135,454 Ordinary Shares, a Convertible Promissory Note to purchase 210,286 Ordinary Shares and WPG Warrants to purchase 48,179 Ordinary Shares,, which, in the aggregate, would constitute approximately 6.26% of the issued and outstanding Ordinary Shares of the Issuer.

        Accordingly, the Reporting Persons and the Purchasers are the beneficial owners, in the aggregate, of 2,471,718 Ordinary Shares, Series A Warrants to purchase 1,779,917 Ordinary Shares, Series B Warrants to purchase 736,162 Ordinary Shares, Convertible Promissory Notes to purchase 1,142,858 Ordinary Shares and WPG Warrants to purchase 261,842 Ordinary Shares, which, in the aggregate, would constitute approximately 26.5% of the issued and outstanding Ordinary Shares of the Issuer.

2.         In addition, the Reporting Persons own the following securities, which are not governed by the terms of the 2004 Stockholders Agreement:

—	Mr. Alon owns a May 2004 Warrant exercisable into 150,000 Ordinary Shares and options, exercisable within 60 days, to purchase 10,000 Ordinary Shares at an exercise price per share equal to $2.42;

—	Mr. Zuckerman owns a May 2004 Warrant exercisable into 100,000 Ordinary Shares and options, exercisable within 60 days, to purchase 10,000 Ordinary Shares at an exercise price per share equal to $2.42; and

—	Mr. Ratner owns a May 2004 Warrant exercisable into 190,000 Ordinary Shares and options, exercisable within 60 days, to purchase 250,000 Ordinary Shares at an exercise price per share equal to $2.30.

3.         In light of the above:

—	Mr. Alon beneficially owns, by virtue of the 2004 Stockholders Agreement, 6,552,496 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Section 1 above and by Mr. Alon as set forth in Section 2 above), which would constitute approximately 30.0% of the issued and outstanding Ordinary Shares of the Issuer.

Of the 6,552,496Ordinary Shares, Mr. Alon (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 6,392,496 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 160,000 Ordinary Shares beneficially owned by him (as set forth in Section 2 above).

—	Mr. Zuckerman beneficially owns, by virtue of the 2004 Stockholders Agreement, 6,502,496 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Section 1 above and by Mr. Zuckerman as set forth in Section 2 above), which would constitute approximately 29.9% of the issued and outstanding Ordinary Shares of the Issuer

Of the 6,502,496 Ordinary Shares, Mr. Zuckerman (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 6,392,496 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 110,000 Ordinary Shares beneficially owned by him (as set forth in Section 2 above).

—	Mr. Ratner beneficially owns, by virtue of the 2004 Stockholders Agreement, 6,832,496 Ordinary Shares (representing the securities owned by each of the Reporting Persons and the Purchasers as set forth in Section 1 above and by Mr. Ratner as set forth in Section 2 above), which would constitute approximately 30.9% of the issued and outstanding Ordinary Shares of the Issuer.

Of the 6,832,496 Ordinary Shares, Mr. Ratner (1) has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, 6,392,496 Ordinary Shares and (2) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the 440,000 Ordinary Shares beneficially owned by him (as set forth in Section 2 above).

(c), (d) and (e) Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement
2	2003 Purchase Agreement (1)
3	2003 Stockholders Agreement (2)
4	2004 Stockholders Agreement (3)
5	Form of May 2004 Warrant (4)
6	Form of Convertible Promissory Note (5)
7	Form of WPG Warrant (6)
8	Amendment to 2004 Stockholders Agreement
9	Letter from the Reporting Persons to the Issuer, dated March 9, 2006

(1)	Filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed with the SEC on January 9, 2004, and incorporated herein by reference.
(2)	Filed as Exhibit 3 to the Reporting Persons’ Schedule 13D filed with the SEC on January 9, 2004, and incorporated herein by reference.
(3)	Filed as Exhibit 2 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(4)	Filed as Exhibit 3 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(5)	Filed as Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed with the SEC on June 16, 2004, and incorporated herein by reference.
(6)	Filed as Exhibit 4.17 to the Issuer’s Registration Statement on Form F-3, filed with the SEC on February 22, 2005, and incorporated herein by reference.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the Reporting Persons certify that the information set forth in this Schedule is true, complete and correct.

        This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 27, 2006

/s/ Shimon Alon —————————————— Shimon Alon

/s/ Ron Zuckerman —————————————— Ron Zuckerman

/s/ Aki Ratner —————————————— Aki Ratner